August 5, 2005





Mail Stop 4561

VIA U.S. MAIL AND FAX 1-732-362-5005

Mr. Dennis Mouras
Chief Financial Officer
Careadvantage, Inc.
485-C Route 1 South
Iselin, New Jersey  08830


RE:	Careadvantage, Inc.
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
File no. 0-26168

Dear Mr. Mouras:

      We have reviewed your response letter dated July 26, 2005 and have the following additional comments.

      In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended March 31, 2004

1. We have considered your response to comment 3 and request further clarification on how you met the criteria in paragraphs 15 and 16 of
SFAS 146 in determining when to recognize the liability associated with your operating lease. Please advise us how you determined the cease-use date if you continued to use a portion of the facilities for your ongoing business operations.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

      If you have any questions, you may contact Kelly McCusker at
(202) 551-3433 or me at (202) 551-3413.

      Sincerely,



							Cicely Luckey
      Branch Chief

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Mr. Dennis Mouras
Careadvantage, Inc.
August 5, 2005
Page 1